THE SOUTHERN AFRICA FUND, INC.

Exhibit 77C

811-7596

The Annual Meeting of Shareholders of The Southern

Africa Fund, Inc. was held on April 12, 2001. A

description of each proposal and number of shares voted

at the meeting are as follows:

1. To Elect Directors: Shares Voted For Withheld

Authority

Class Three Directors

(term expires 2004)

T.N. Chapman 3,140,368 81,432

David D.T. Hatendi 3,137,163 84,637

Gloria T. Serobe 3,135,189 86,611

Gerrit Smit 3,134,654 87,146

Dr. Reba W. Williams 3,142,474 79,326

2. To ratify the selection Shares Shares Voted

Shares

of Ernst & Young LLP Voted For Against

Abstained

as the Funds independent

auditors for the Funds

fiscal year ending

November 30, 2001 3,195,609 8,190 18,001